October 25, 2024

Wei Wen Kelvin Chen
Chief Executive Officer
EUDA Health Holdings Limited
1 Pemimpin Drive #12-06
One Pemimpin Singapore 576151

       Re: EUDA Health Holdings Limited
           Registration Statement on Form F-3
           Filed October 18, 2024
           File No. 333-282723
Dear Wei Wen Kelvin Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Jane K. P. Tam